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                                                                    EXHIBIT 14.1

                             TOWER AUTOMOTIVE, INC.

                       CODE OF BUSINESS CONDUCT AND ETHICS

                        Adopted by the Board of Directors
                              on February 18, 2004

INTRODUCTION

This Code of Business Conduct and Ethics (the "Code") covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers, and colleagues of Tower Automotive, Inc. and its subsidiaries (the "Company"). All of our directors, officers, and colleagues must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code may also be provided to and followed by the Company's other agents and representatives, including consultants.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of your relationship with the Company. If you are in a situation which you believe may violate or lead to a violation of this Code, please follow the guidelines described in Section 13.

1.    COMPLIANCE WITH LAWS, RULES, AND REGULATIONS AND COMPANY POLICIES

      Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. Consistent with the stated values of the Enterprise, all directors, officers, and colleagues must respect and obey the laws of the cities, states, and countries in which we operate. Although not all directors, officers, and colleagues are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate management personnel.

      Similarly, all directors, officers, and colleagues must respect and abide by all Company policies.

2.    CONFLICTS OF INTEREST

      A conflict of interest exists when a person's private interest interferes or potentially interferes in any way with the interests of the Company. A conflict situation can arise when a director, officer, or colleague takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a director, officer, or colleague, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Transactions between the Company and entities in which directors, officers, or colleagues or their relatives have an interest, loans to

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or guarantees of obligations of directors, officers, and colleagues or their relatives, employment of relatives, and similar situations may give rise to conflicts of interest.

      It is almost always a conflict of interest for a director, officer, or colleague and in some cases their relatives to work simultaneously for a competitor, customer, or supplier. No director, officer, or colleague is allowed to work for a competitor in any capacity. The best policy is to avoid any direct or indirect business connection with the Company's customers, suppliers, or competitors, except on the Company's behalf.

      Conflicts of interest are prohibited as a matter of Company policy, except when specifically reviewed and approved by the Audit Committee. Directors, officers, and colleagues are expected to avoid activities, financial interests, and relationships that may present possible conflicts of interest or the appearance of a conflict. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with senior management. Any officer, director, or colleague who becomes aware of a conflict or potential conflict should promptly bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 13 of this Code.

3.    INSIDER TRADING

      Director, officers, and colleagues who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All nonpublic information about the Company should be considered confidential information. To use nonpublic information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing directors, officers, and colleagues trading in securities of the Company. This policy has been distributed Company wide.

4.    CORPORATE OPPORTUNITIES

      Directors, officers, and colleagues are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No director, officer, or colleague may use corporate property, information, or position for improper personal gain, and no director, officer, or colleague may compete with the Company directly or indirectly. Directors, officers, and colleagues owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.    COMPETITION AND FAIR DEALING

      We seek to outperform our competition fairly and honestly. Misappropriating proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present representatives or employees of other companies is prohibited. Each director, officer, and colleague should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers, competitors, and colleagues. No director,
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officer, or colleague should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

      In addition, the Company has adopted a Policy on Confidential and Proprietary Information. This Policy has been distributed Companywide. Under that Policy, (1) colleagues may not disclose any of the Company's confidential and proprietary business information and/or trade secrets to anyone not employed by the Company, and (2) colleagues may not use confidential or proprietary information and/or trade secrets for their own benefit, or for the benefit of anyone outside the Company.

      The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage or affect business decisions. No gift or entertainment should ever be offered, given, provided or accepted by any Company director, officer, or colleague, or relative of a director, officer, or colleague unless it: (1) is not a cash gift,
(2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff or otherwise influencing a person's decision to act or fail to act in the best interest of Tower Automotive, and (5) does not violate any laws, rules, or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate or in accordance with Company policy or practice.

6.    RECORD-KEEPING

      The Company requires honest and accurate recording and reporting of information. For example, only the true and actual number of hours worked should be reported. Also, many colleagues regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor.

      All of the Company's books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform to applicable legal requirements, to the Company's system of internal controls, and to the Company's applicable policies and practices.

      Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. In the event of litigation or governmental investigation please consult the Company's corporate counsel.

7.    CONFIDENTIALITY

      Directors, officers, and colleagues must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by senior management or required by applicable laws, rules, or regulations. Confidential information includes all nonpublic information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that

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suppliers and customers have entrusted to us. The obligation to preserve confidential information in accordance with Company policy and practice continues even after employment ends.

8.    PROTECTION AND PROPER USE OF COMPANY ASSETS

      All directors, officers, and colleagues should endeavor to protect the Company's assets and ensure their efficient use consistent with Company policy and practice. Theft, carelessness, and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft must be immediately reported for investigation. Company equipment may not be used for non-Company business, though incidental personal use may be permitted.

      The obligation of colleagues to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy and practice. It could also be illegal and result in civil or even criminal penalties.

9.    PAYMENTS TO GOVERNMENT PERSONNEL

      The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. Certain "facilitating payments" identified in our Policy on Conducting Business Abroad (referenced below) are permitted.

      In addition, the U.S. government has a number of laws, rules, and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or colleague of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. In order to assist with compliance with these laws and requirements, the Company has adopted a Policy on Conducting Business Abroad. This Policy has been distributed Companywide.

10.   WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

      As a general matter, the Board of directors does not expect to grant waivers of this Code. In those limited situations under which a waiver is granted, any waiver of this Code for executive officers or directors may be made only by the entire Board or the independent directors and will be promptly disclosed as required by law, rule, or regulation.

11.   REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

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      Colleagues are encouraged to talk to supervisors, managers, or other appropriate management personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy and practice of the Company not to allow retaliation for reports of misconduct by others made in good faith by colleagues. Colleagues are expected to cooperate in internal investigations of misconduct.

      Colleagues must read the Company's Whistleblower Policy, which describes the Company's procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting and auditing matters, internal controls, or fraud or unethical business practices. Any colleague may submit a good faith concern anonymously regarding such questionable matters without fear of dismissal or retaliation of any kind.

12.   COMPANY POLICIES AND AGREEMENTS

      The Company has in place various policies which are set forth in handbooks and other Company literature. These policies are generally available on our website. The Company also requires certain personnel to execute employment understandings and agreements. It is incumbent upon those to whom such policies, understandings, and agreements apply to comply with them.

      The Company believes that the above referenced Policies, as well as this Code, are consistent with applicable laws, rules, and regulations. However, if those Policies or this Code conflicts with those laws, rules, or regulations, you must comply with the latter. If you have any questions about such conflicts, you should ask your supervisor how to handle the situation.

13.   COMPLIANCE PROCEDURES

      Working together to ensure prompt and consistent action against violations of this Code is important. In order to promote compliance with this Code, it is expected that all salaried and certain designated hourly colleagues, as well as directors and officers, will sign an annual statement acknowledging the content and their understanding of this Code and their commitment to comply with this Code. In some situations, it may be difficult to know if a violation has occurred. Since this Code cannot anticipate every situation that will arise, it is important that the Company, its directors, officers, and colleagues have a way to approach a new question or problem. These are the steps to keep in mind:

      - Make sure you have all the facts. In order to reach the right solutions, the Company must be as fully informed as possible.

      - Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This question will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

      - Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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      - Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

      - Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with more senior management.

      - You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against colleagues for good faith reports of ethical violations.

      - Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

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